082-03322

08006096

GRASIM
ADITYA BIRLA GROUP

RECEIVED
2008 NOV 26 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25th October, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Due to global slow down of economic activity and rising inflation the Textile Industry world wide has slowed down. Considering this along with the impact of recent financial crisis which has increased the trade credit risk factor, the Company has decided to curtail its production of Viscose Staple Fibre by approximately 30% from the current level between its Nagda (M.P.) and Kharach (Gujarat) plants. The Company will use this period for scheduled maintenance which is being preponed.

This is for your information please.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)